Exhibit 2




                            Dated: December 10, 1996




                      AKE BJORSELL AND ANDERS BJORSELL (1)

                                      -and


                        BT OFFICE PRODUCTS SWEDEN AB (2)




                                    AGREEMENT

                                   relating to
                          the sale and purchase of the
                      whole of the issued share capital of

                              VlNBORGEN I BORAS AB

                        AGREEMENT FOR PURCHASE OF SHARES


THIS AGREEMENT is made on December 10, 1996 BETWEEN:

                  (1) AKE BJORSELL, 370127-5830, residing at Riddarebo, Funningen, S-50593 Boras, and ANDERS BJORSELL, 350606-5899 residing at Vastermalmsgatan 17, S- 50263 Boras (the "Vendors" which expression shall include the legal personal representatives of any such persons); and

                  (2) BT OFFICE PRODUCTS SWEDEN AB, registration number 556535-4668, whose registered office is at P.O. Box 120, S-501 03 Boras (the "Purchaser").

                  IT IS AGREED as follows:

1.       INTERPRETATION

         1.1      Definitions

                  In this Agreement, including its Schedules, unless the context otherwise requires:

                  "Accounts" means both the Statutory Accounts and the Pro forma Accounts;

                  "Balance Sheet Date" means 31 August 1996;

                  "Business Day" means any day (other than a Saturday or Sunday) on which banks are generally open for business in Goteborg;

                  "Company" means Vinborgen i Boras AB, particulars of which are set out in Part 1 of Schedule 1;

                  "Completion" means the completion of the sale and purchase of the Shares pursuant to Clause 4;

                  "Completion Date" means the date for Completion of the transaction contemplated by this Agreement, as defined in Clause 4;

                  "Confidential Information" means all information not at present in the public domain used in or otherwise relating to the business customers or financial or other affairs of any Group Company;

                  "Consideration" means the consideration for the purchase of the Shares shown in Clause 3.1;

                  "Encumbrances"  means  any  mortgage  charge,   pledge,  lien,
                  option, right of pre-emption claim, third party

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                  interest or right or other encumbrance or security interest of any kind and any other type of preferential arrangement having similar effect;

                  "GAAP" means generally accepted Swedish accounting principles, standards and practises generally accepted and recommended by Foreningen for Auktoriserade Revisorer (FAR) at the date of this Agreement;

                  "Group" means the Company its subsidiaries and those other companies, specified in Schedule 1, and "Group Company" means any one of them;

                  "Just Nu" means the Group Company Bjorsells Just Nu - Tryck AB, particulars of which are set out in Part 2 of Schedule 1;

                  "Leased   Properties"   means  the  leased   properties  short
                  particulars of which are set out in Enclosure 10.1 to Schedule 2 and "Leased Property" means any one of them;

                  "Pro forma accounts" means the consolidated accounts for the Group as at the Balance Sheet Date, based on adjustments to the Statutory Accounts to reflect the ownership of shares in Subsidiaries as described in Parts 2 and 3 of Schedule 1 and the exclusion of the following companies: Bjorsells Tryckerigrupp AB, 556163-5318 Bjorsells Tryckeri AB, 556142-4259, Multitryck AB, 556043-8672, Anders & Tomas
                  Forvaltnings AB, 556455-1686, Fastighets AB Vindan, 556432-9612 and Wecan Data och Kontorsmaskiner 556222-5531;

                  "Purchaser's Group" means the Purchaser and any subsidiary or immediate holding company of the Purchaser or any subsidiary of such holding company from time to time;

                  "Purchaser's  Solicitors"  means Lagerlof & Leman  Advokatbyra
                  AB;

                  "SEK" means the currency of Sweden;

                  "Shares" means 1.000 ordinary shares of SEK 100 each being the entire issued share capital of the Company, described in Part 1 of Schedule 1;

                  "Statutory Accounts" means the consolidated audited accounts as at the Balance Sheet Date for the Company and all Subsidiaries at that date;

                  "Subsidiaries" means the subsidiaries of the Company and those other companies particulars of which are contained in Parts 2 and 3 of Schedule 1;


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                  "Vendors' Solicitors" means Advokatfirman Vinge KB;

                  "Warranties"   means  the  warranties,   representations   and
                  undertakings set out in Clause 5 and Schedule 2; and

                  "Warranty" means any of them.

         1.2      Accounts

                  Any reference to "Accounts" shall include the auditors' reports, relevant balance sheets and profit and loss accounts and related notes together with all documents which are or would be required by law to be annexed to the accounts of the company concerned to be laid before that company in general meeting for the accounting reference period in question; any reference to "Statutory Accounts" shall also include the directors' reports.

         1.3      Knowledge, Etc.

                  Reference in the Warranties to the knowledge, information, belief or awareness of any of the Vendors shall be deemed to include any knowledge, information belief or awareness which that person would have if he had made all, diligent and careful inquiries.


2.       AGREEMENT TO SELL THE SHARES

         2.1      Sale of Shares

                  The Vendors (each as to those of the Shares specified against his name in Part 1 of Schedule 1) shall sell with full title guarantee and the Purchaser, relying on (inter alia) the Warranties and undertakings contained in this Agreement, shall purchase the Shares free from all claims and encumbrances and together with all rights and advantages now and hereafter attaching thereto.

         2.2      Rights of Pre-emption

                  The Vendors hereby waive all rights of pre-emption over any of the Shares conferred either by the Articles of Association of the Company or in any other way.

         2.3      Effective Date

                  Subject to Completion, the sale and purchase of the Shares shall be effective as per September 1, 1996.



                                       -4-

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3.       CONSIDERATION

         3.1      Amount

                  3.1.1 The Consideration for the Shares shall be SEK 234.768.421 as calculated in accordance with Part 4 of Schedule 1.

                  3.1.2 Furthermore the Purchaser shall pay to the Vendors an amount equal to six (6) times the average operating result for Just Nu for the financial year ending on the Balance Sheet Date and the following twelve month period ending August 31, 1997 less SEK fifteen million (15.000.000). For the purposes of this clause, "operating result" shall mean the operating profit after depreciation and interest but before group transfers (koncernbidrag), profit allocations
                                    (bokslutsdispositioner)   and  tax  and  the
                                    operating result shall be calculated in accordance with GAAP consistently applied.

                  3.1.3 If and to the extent that the total value of book debts, net of provisions, which were included in the Pro forma accounts, are realized at a higher total amount than such value, the amount so realized on March 31, 1998, less income tax thereon to be paid by relevant Group Company, shall be paid as additional Consideration to the Vendors if it exceeds SEK 100.000.

                  3.1.4 The Consideration shall be split equally among the Vendors.

         3.2      Payment

                  The Consideration shall be paid as follows:

                  3.2.1 SEK 220.808.421 of the Consideration in Clause 3.1.1 shall be paid on the Completion Date.

                  3.2.2 SEK 13.960.000 of the Consideration in Clause 3.1.1 shall be paid on the Completion Date into an escrow account with Skandinaviska Enskilda Banken 5102 in Boras to be opened in the joint names of the Vendors as per instructions in Schedule 4. The deposit shall be fixed for such periods that a maximum of interest is received and the funds will be released to the Vendors on December 15, 1997, provided that the Purchaser has not given

                                       -5-

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                                    notice  in  writing  of  a  warranty   claim
                                    pursuant to Article 2.2 in Schedule 3.

                  3.2.3 The consideration as per Clause 3.1.2 shall be paid within two weeks after the accounts per August 31, 1997 have been audited by the auditors of Just Nu.

                  3.2.4 Payment pursuant to Clause 3.2.1 and 3.2.3 shall be made as per written instructions from the Vendors' Solicitors who are authorized to receive the same on behalf of the Vendors.

         3.3      Interest

                  The payments to be effected pursuant to Clause 3.2.1 and 3.2.2 shall be increased by interest at an annual rate of eight per cent over the period from September 1, 1996 until Completion Date.


4.       COMPLETION

         4.1      Date and Place

                  Subject as hereinafter provided Completion shall take place at the offices of the Purchaser's Solicitors on the seventh Business Day after the signing of this Agreement or at such other place or on such other date as may be agreed between the Purchaser and the Vendors.

         4.2      Vendors' Obligations

                  On Completion Date there shall be delivered to the Purchaser:

                  4.2.1 duly executed transfers of the Shares in favor of the Purchaser or as it may direct accompanied by the relative share certificates;

                  4.2.2             written  approval  of the sale of  Shares as
                                    contemplated  in  this  Agreement,   by  the
                                    Boards of Directors of AB J.F. Bjorsell:

                  4.2.3 irrevocable powers of attorney (in such form as the Purchaser may reasonably require) executed by authorized signatories for the Company and AB J.F. Bjorsell in favor of the Purchaser.


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         4.3      Miscellaneous Agreements

                  4.3.1 On Completion Date an employment agreement shall be concluded between Ake Bjorsell and AB J.F. Bjorsell in the form agreed by the Parties with effect as of September 1, 1996.

                  4.3.2 The Vendors shall procure that the Lease Agreements mentioned in Schedule 5 hereto shall be adjusted by the respective lessor at the first written request from the Purchaser, to provide for a right to sub-lease the premises.

         4.4      General Meeting

                  On Completion Date Mr Anders Bjorsell shall tender his resignation as director in all Group Companies without any claim for remuneration, in the form agreed by the Parties.

         4.5      Group Company Debts to Vendors

                  On Completion Date the Purchaser shall ensure that the Company shall repay to the Vendors all outstanding amounts pertaining to loans and shareholders contribution from the Vendors, specified in Schedule 6.

         4.6      Minority Shares

                  On Completion Date the Purchaser will cause to be paid to the Vendors on behalf of the Company an amount of SEK 23.089.840, together with interest, SEK 549.025, all in accordance with calculations in Part 4 of Schedule 1, to finance the Company's purchase of the minority shares in AB J.F. Bjorsell.

         4.7      Satisfaction

                  Against   compliance   by  the  Vendors  with  the   foregoing
                  provisions the Purchaser shall satisfy the Consideration in the manner specified in Clause 3.


5.       WARRANTIES

         5.1      Incorporation of Schedule 2 (Warranties)

                  The Vendors hereby jointly and severally warrant and represent to and undertake with the Purchaser and its successors in title the Warranties in the terms set out in Schedule 2, subject only to the limitations as Provided in Schedule 3. The Vendors acknowledge that the Purchaser has entered into this Agreement in

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                  reliance  upon  (inter  alia)  the   Warranties   and  on  the
                  undertakings   contained   in  Clause  6.  Save  as  expressly
                  otherwise provided, the Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of the said Schedule 2 or anything in this Agreement and, save as provided for in Section 8 of Schedule 3, claims may be made whether or not the Purchaser prior to signing this Agreement could have discovered (whether by any investigation made by it or on its behalf into the affairs of any Group Company or otherwise) that any Warranty or undertaking has not been complied with or carried out or is otherwise untrue or misleading.

         5.2      Effect of Completion

                  The Warranties and all other provisions of this Agreement in so far as the same shall not have been performed at Completion shall not be extinguished or affected by Completion, or by any other event or matter whatsoever, except by a specific and duly authorized written waiver or release by the Purchaser.

         5.3      Measure of Damages

                  Without limiting the rights of the Purchaser in any way, including the right to claim damages for Breach of Warranty on any basis but subject to the limitations of Schedule 3, the Vendors hereby jointly and severally agree and undertake with the Purchaser to pay in cash to the Purchaser on demand by way of reduction of the Consideration, if there is a breach of warranty, a sum equal to the aggregate of:

                  5.3.1 the amount necessary to put the Group Company into the position which would have existed had there been no breach of Warranty, in particular, where the breach of Warranty or he effect of the breach of Warranty is that either:

                                    (i)     the value of an asset (including one
                                            warranted  to exist  but not in fact
                                            existing) of any Group Company is or
                                            becomes  less than its  value  would
                                            have  been  had  there  been no such
                                            breach, or

                                    (ii)    any Group  Company has or incurs any
                                            liability   or   increase   in   any
                                            liability  which would not have been
                                            incurred  had  there  been  no  such
                                            breach

                                    then the Vendors will pay the full amount of such deficiency or diminution in value of the

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                                    asset  or (as  the  case  may  be)  of  such
                                    liability or increase in liability; and

                  5.3.2 all reasonable costs and expenses properly incurred and any other loss or damage suffered by the Purchaser or any Group Company, directly or indirectly, as a result of or in connection with the breach of Warranty.

                  For the purpose of this Agreement, there is a "Breach of Warranty" if, at any time it is found that any of the Warranties has not been complied with, is untrue or is misleading, and references to liabilities include contingent liabilities.


6.       RESTRICTIONS ON THE VENDORS

         6.1      Restrictions

                  For the purpose of assuring to the Purchaser the full benefit of each Group Company and in consideration for the Purchaser agreeing to buy the Shares on the terms of this Agreement, each of the Vendors undertakes to the Purchaser that he will not in any Relevant Capacity during the Restricted Period within the Restricted Area:

                  6.1.1 directly or indirectly carry on any business (whether carried on under the same name as any Group Company or any name likely to be confused therewith or otherwise) which is of the same or similar type to the business carried on by any Group Company or which is or is likely to be in competition with the business of any Group Company;

                  6.1.2 be engaged, concerned or interested in, or provide technical commercial or professional advice to, any other business which supplies goods and/or services which are competitive with or of the type supplied by any Group Company at Completion;

                  6.1.3 induce or seek to induce any present employee of any Group Company to become employed whether as employee, consultant or otherwise by any of the Vendors.

         6.2      Reasonableness of Restrictions

                  The Vendors agree that they consider that the restrictions contained in this Clause are no greater than is reasonable and necessary for the protection of the interest of the Purchaser but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

         6.3      Interpretation

         The following terms shall have the following meanings respectively in this Clause:

                  6.3.1 "Restricted Period" means three (3) years commencing on the Completion Date:

                  6.3.2 "Relevant Capacity" means for his own account or for that of any person, firm or company (other than the Purchaser, any member of the Purchaser's Group and the Group Companies) and whether through the medium of any company controlled by him (for which purpose there shall be aggregated with his share holding the ability to exercise control the shares held or control exercised by any person connected with the Vendors) or as principal, partner, director, employee, consultant or agent:

                  6.3.3             "Restricted  Area"  means  Sweden,   Poland,
                                    Russia, Estland, Latvia and Lithuania.

         6.4      Confidential Information

                  The Vendors shall not at any time after the date of this Agreement use or disclose to any person any Confidential Information and shall otherwise procure that no Confidential Information is disclosed.

         6.5      Exceptions to the Restrictions

                  The restrictions set out in Clause 6.1 do not apply to printing operations in Bjorsells Tryckerigrupp AB, 556163-5318, Bjorsells Tryckeri AB, 556142-4259, and
                  Multitryck AB, 556043-8672 in the forms that they were carried out by these companies as per the Balance Sheet
                  Date.

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7.       COMPETITION APPLICATION

         An application to the Swedish Competition Authorities shall be made by the Purchaser with, on the Purchaser's demand, the assistance of the Seller. The application shall be handed in by the Purchaser.


8.       CONDITION

         With respect to the application to the Swedish Competition Authorities referred to in Clause 7, this Agreement may be rescinded by the Purchaser if none of the following events have occurred prior to March 31, 1997:

         (a) the expiry of a thirty day period from the day a complete notification of the transaction contemplated by this Agreement was made in accordance with Section 37 of the Swedish Competition Act (1993:20) without a decision by the Competition authority to carry out a special investigation; or

         (b)      decision  by the  Competition  authority  not to  carry  out a
                  special   investigation  or  to  give  its  clearance  to  the
                  transaction contemplated under this Agreement.


9.       OTHER PROVISIONS

         9.1      Announcements

                  The Vendors and the Purchaser shall consult together as to the terms of, the timetable for and manner of publication of, any announcement to shareholders, employees, customers and suppliers or to the media or otherwise which either may desire. Subject as aforesaid, neither the Vendors nor the Purchaser shall make or authorize any announcement concerning the subject matter of this Agreement unless legally required to do so, in which case that Party shall, where reasonably possible, consult with the other Party beforehand.

         9.2      Successors and Assigns

                  The Purchaser shall have the right to assign it's rights and benefits under this Agreement to a third party.

         9.3      Whole Agreement and Variation

                  This Agreement including its Schedules and Enclosures (together with all documents to be executed pursuant to Clause
                  4) contains the whole agreement between the parties relating to the subject matter of this Agreement and no variation of this Agreement shall be effective unless in writing and executed by the parties hereto.

         9.4      Further Assurance

                  At any time after the date of this Agreement the Vendors at the request of the Purchaser shall and shall use all reasonable endeavors at the expense of the Purchaser provided that no expense is incurred without the prior authority of the Purchaser, to procure that any necessary third party shall execute such documents and do such acts and things as the Purchaser may reasonably require for the purpose of giving to the Purchaser the full benefit of all the provisions of this Agreement.

         9.5      Costs

                  The Vendors shall bear all legal accountancy and other costs and expenses incurred by them in connection with this Agreement. The Purchaser shall bear all such costs and expenses incurred by it.

         9.6      Notices

                  Any notice, claim or demand requiring to be served under or in connection with this Agreement shall be in writing and shall be sent,

                  if to the Vendors', to:   Ake Bjorsell
                                            Riddarebo, Funningen
                                            S 505 93 Boras, and

                  if to the Purchaser to:   BT Office Products Europe C.V
                                            Hoogoorddreef 62
                                            P.O. Box 22740
                                            NL 1100 DE Amsterdam ZO
                                            Fax no: 31 20 691 93 69

         9.7      lnvalidity

                  If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but enforceability of the remainder of this Agreement shall not be affected. In

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                  such case and upon  request by any one of the parties  hereto, the parties shall negotiate, in good faith, the subject matter of such term or provision and with the aim to agree on fair and reasonable substitute terms or provisions.

         9.8      Remedies

                  The rights and remedies of the Purchaser and the Company and/or the Vendors under this Agreement or under applicable law shall not be diminished or extinguished or deemed to be waived by the granting of any indulgence, forbearance or extension of time or the failure of or delay by the Purchaser in asserting any such rights or remedies.

         9.9      Governing Law and Submission to Jurisdiction

                  This Agreement and the documents to be entered into pursuant to it shall be governed by and construed in accordance with substantive Swedish law.

                  Any dispute arising out of or in connection with this contract shall be settled by arbitration in accordance with the Swedish Arbitration Act (SFS 1929:145) as amended. The provisions on voting in the Swedish Code of Procedure shall apply.

                  The arbitral tribunal shall convene in Gothenburg, Sweden, where the arbitration award shall be given. The arbitration proceeding shall be held in the English language and written materials prepared for the arbitral tribunal shall be in English. The decision of the arbitral tribunal shall be final and binding.

                  Judgment upon on the award rendered in such arbitration may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award or of an order of enforcement, as the case may be.

                  IN WITNESS whereof this Agreement has been duly executed in triplicate, one to each of the parties, on the first above mentioned date.


/s/Ake Bjorsell                               /s/ Anders Bjorsell
-------------------------                     --------------------------
Ake Bjorsell                                  Anders Bjorsell



BT OFFICE PRODUCTS SWEDEN AB



 /s/Janhein Pieterse
-------------------------
Janhein Pieterse




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